VTTI Energy Partners LP

25-27 Buckingham Palace Road

London, SW1W 0PP

United Kingdom

VIA EDGAR

August 5, 2016

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn:	Loan Lauren P. Nguyen, Legal Branch Chief
Division of Corporation Finance

Re:	VTTI Energy Partners LP
Registration Statement on Form F-3
File No. 333-211047

Dear Ms. Nguyen:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of VTTI Energy Partners LP (the “Partnership”), respectfully requests that the effective date of the Registration Statement on Form F-3 referred to above be accelerated so that it will become effective at 4:00 P.M. Eastern Time on Monday, August 8, 2016, or as soon as practicable thereafter.

In connection with this request, the Partnership hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Partnership may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sean Wheeler of Latham & Watkins LLP, special U.S. counsel to the Partnership, at (713) 546-7418 or sean.wheeler@lw.com, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

VTTI Energy Partners LP

By:	VTTI Energy Partners GP LLC, Its general partner

By:	/s/ Robert Nijst
Robert Nijst
Chief Executive Officer

cc:	Sean T. Wheeler
Latham & Watkins LLP